HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, TN 37203
P 615.269.8175
www.healthcarerealty.com

April 28, 2023

VIA EDGAR

Mr. Paul Cline
Mr. Isaac Esquivel
Division of Corporate Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2022
Form 8-K
Filed March 1, 2023
File Nos. 001-35568

Dear Mr. Cline & Mr. Esquivel:
This letter responds on behalf of Healthcare Realty Trust Incorporated, a Maryland corporation (the “Company”), to the letter dated April 17, 2023 (the “Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the year ended December 31, 2022 (the “10-K”) and related earnings release and supplemental information on Form 8-K (the “8-K”), each filed on March 1, 2023.
For the convenience of the Staff, the comments in the Staff’s Letter are restated below, followed by the Company’s responses in bold.
Form 10-K for the year ended December 31, 2022

General

1.We note from your explanatory note that separate consolidated financial statements of the OP have not been presented since the company satisfies the eligibility conditions specified in Rule 3-10(a) of Regulation S-X. However, summarized financial information pursuant to Rule 13-01(a)(4) of Regulation S-X is also omitted. Please tell us your consideration for providing such summarized financial information or explain to us and disclose in future filings if the company meets any of the conditions pursuant to Rule 13-01(a)(4)(vi) of Regulation S-X.

Response:
The Company is the general partner of Healthcare Realty Holdings, L.P. (the “OP”) and holds 98.9% of the outstanding equity interests of the OP. The OP is the issuer of outstanding senior notes, and the Company is the full and unconditional guarantor of those notes. There are no other co-issuers or subsidiary guarantors. The Company meets the conditions set forth in Rule 13-01(a)(4)(vi) and in future filings will include language in an explanatory note or, as appropriate, in disclosure in notes to financial statements, similar to the following: “As permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, the Company has excluded the summarized financial information for the OP because the assets, liabilities, and results of operations of the OP are not materially different than the corresponding amounts presented in the Company’s consolidated financial statements and the Company believes such summarized financial information would be repetitive and would not provide incremental value to investors.”

Funds from Operations (“FFO”), Normalized FFO and Funds Available for Distribution (“FAD”), page 41

2.We note your presentation of FFO per common share and Normalized FFO per common share. Please tell us your consideration of providing a reconciliation for these non-GAAP measures from the most directly comparable measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your earnings releases and supplemental information filed March 1, 2023 under Form 8-K.

Response:
The Company reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In this case, a reconciliation of FFO and Normalized FFO was provided, but not to a GAAP per-share metric. In future filings, the Company will include a reconciliation of FFO per share and Normalized FFO per share to GAAP earnings per share.

Same Store Cash NOI, page 43

3.Please tell us why you believe including a pre-merger legacy HTA NOI adjustment and presenting a proforma cash NOI measure are appropriate. In your response, please tell us how you considered the definition of NOI, which is intended to present NOI for same stores actually owned, in making your determination and how you calculated the premerger legacy HTA NOI adjustment. Also, tell us how you considered Question 100.05 when labeling your non-GAAP measure Proforma Cash NOI. This also applies to your non-GAAP measure labeled Proforma Same store cash NOI included in your supplemental information filed March 1, 2023 under Form 8-K.

Response:
Given the reverse merger structure and the size of the two portfolios, the Company believes that it would not be helpful to investors only to provide same store disclosure for approximately 40% of the Company’s portfolio for the period prior to the merger. The Company believes that the inclusion of the pre-merger legacy HTA NOI provides investors with critical information regarding the combination of the two companies’ same store portfolio and same store NOI. The Company had access to historical financial and other information on legacy HTA’s same store portfolio, including the timing of acquisitions. “Pro forma” was used as a descriptor to show where the Company combined the data for the two companies. There were no additional adjustments made to those numbers. The Company believes that this combined metric provides investors with an important benchmark for comparison to the Company’s future operational performance.

The Company applied the NOI definition that was disclosed on page 43 of the Company’s 10-K to the legacy HTA portfolio, which is consistent with the historical definition used by HR. The same store population was determined based on HR’s historical rules for consistency across the two sets of properties. For example, acquisitions were determined to be included when owned for eight full quarters to allow for the trailing twelve month over prior twelve month comparison.

In future filings, the Company will not label a line item as “pro forma” unless it is calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-K. In addition, the Company plans to continue to provide the amount of pre-merger NOI that is included in the reconciliations separately from the pre-merger HR financial information and will refer to the combination as “Cash NOI including Legacy HTA NOI” or similar language.

Item 15. Exhibits and Financial Statement Schedules, page 104

4.Please tell us how you complied with Item 601(b)(22) of Regulation S-K, or tell us how you determined it was not necessary to include Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

Response:
The Company’s only subsidiary guarantor, issuer, or co-issuer is the OP. Disclosure regarding the OP’s issuance of senior notes, including the Company’s guarantees thereof, appears in multiple places throughout the 10-K and is addressed in other exhibits, including the trust indenture documents and forms of senior notes. In the future, the Company will add an Exhibit 22 that lists the OP and related senior notes.

Form 8-K filed March 1, 2023

Exhibit 99.1
Healthcare Realty Trust Reports Results for the Fourth Quarter, page 1

5.We note your presentation of a non-GAAP measure, adjusted EBITDA, on page 2 of Exhibit 99.1. Please tell us your consideration of providing disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation from the most directly comparable measure calculated in accordance with GAAP.

Response:
The reconciliation of adjusted EBITDA is included on page 25 in Exhibit 99.2 to the 8-K. In future filings, if the Company provides such information, it will include the necessary reconciliations in the exhibit in which such information appears.

Proforma Maintenance Capital Expenditures Funding, page 3

6.We note your presentations of proforma maintenance capital expenditures funding, consolidated balance sheet and statements of income on pages 3, 4 and 5, respectively, on a combined and/or proforma basis for certain periods ending during fiscal year 2022. Please clarify for us if these presentations comply with the requirements of Article 11 of Regulation S-X. Please note that it is not appropriate to merely combine information for the pre- and post-transaction periods without reflecting relevant proforma adjustments required by Article 11 of Regulation S-X. To the extent these presentations do not comply with Article 11, please tell us how your reconciliations of FFO, Normalized FFO and FAD comply with Item 10(e)(1)(i)(B) and Question 101.05 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to similar presentations included in your supplemental information in Exhibit 99.2, including your EBITDA Reconciliations on page 25 of the supplemental package.

Response:
The Company’s merger with HTA was significant given the relative size of the companies. The Company’s intent with the pro forma adjustments that were included in Exhibit 99.1 and 99.2 related to the consolidated income statement, consolidated balance sheet and associated non-GAAP reconciliations was to provide investors with a view of the Company on a combined basis for the third quarter. The presentation of the pro forma information accompanied the “as reported” results to supplement investor understanding. Because the merger was completed on July 20, 2022, the third quarter was a partial period. No pro forma adjustments were presented for the balance sheet, and the adjustments that were made to the income statement were limited to certain line items that were most affected by the timing of the merger closing, which resulted in a reduction in net income. The Company reconciled any related pro forma non-GAAP metrics to the pro forma full quarter net income. As a result, the Company believes that these pro forma adjustments were in compliance with Article 11 of Regulation S-X, because the adjustments were limited in number and were easily understood. Because of this, the Company believes that its reconciliations were in compliance with SEC guidance. That being said, the Company will no longer include this presentation in future filings.

The Company presented maintenance capital expenditures of the combined portfolio for 2022 in response to investor questions. Trends regarding maintenance capital expenditures are closely followed by the investment community. Investors seek to understand the recurring capital costs necessary to operate the combined portfolio and ensure stable occupancy rates and financial performance. Maintenance capital expenditures include the capital costs necessary to maintain properties in a high-quality, institutional-grade manner as well as the tenant build out costs and leasing commissions necessary to attract and retain tenants. Pro forma adjustments would not be necessary as maintenance capital expenditures are the compilation of specific construction or leasing projects that have occurred. It was not the Company’s intent to present these numbers as a pro forma financial statement. The Company will no longer report this in future filings.

As noted in our response to Comment 2 above, the Company will include in future reconciliations of FFO and Normalized FFO, a reconciliation to GAAP earnings per share.

NOI Reconciliations, page 23

7.We note your top down reconciliation of non-GAAP NOI measures, which appears to be a presentation of a non-GAAP income statement. Please tell us how you considered the guidance in Questions 102.10(a) and 102.10(c) of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining that your presentation is appropriate.

Response:
It was not the Company’s intent to present a non-GAAP income statement. Question 102.10(c) of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations notes that a non-GAAP income statement is one that comprises all or most of the line items and subtotals found in GAAP net income. The top down reconciliation includes only two corresponding line items to the GAAP income statement, which the Company believes is in compliance with the guidance in Question 102.10(c).

The top down reconciliation has been specifically requested from the Company’s investors and analysts. Therefore, this presentation was meant to supplement the required reconciliation of net income to NOI (“bottom up reconciliation”) to enhance investor understanding and be responsive to the requests that the Company receives from analysts and investors. To comply with the guidance in Question 102.10(a), the Company presented the bottom up reconciliation first with more prominence.

If you have any questions or comments, please feel free to contact me by telephone at (615) 269-8175.

Sincerely,

/s/ J. Christopher Douglas
J. Christopher Douglas
EVP, Chief Financial Officer